# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagene Inc., CIK 0001818838
CUSIP: 005329107
Title of class of securities: ordinary shares
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, SUZHOU INDUSTRIAL PARK, JIANGSU, China (F4), 00000
Date of event which requires filing of this statement: 09/06/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001955698

## Reporting persons
- OT Healthcare Fund I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,277,813.75; shared voting power 0; sole dispositive power 3,277,813.75; shared dispositive power 0; aggregate amount beneficially owned 3,277,813.75 (5.9% of the class)
  Comment: exempt investment company

## Item 1. Issuer
Name of issuer: Adagene Inc.
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, SUZHOU INDUSTRIAL PARK, JIANGSU, CHINA, 00000.

## Item 2. Person Filing
Name of person filing: OT Healthcare Fund I, LLC
Address of principal business office or, if none, residence:
131 Dartmouth St,
Floor 3, Suite 24
Boston MA 02116
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,622,251 ADRs representing 3,277,813.75 ordinary shares
Percent of class: 5.9%
Sole power to vote or to direct the vote: 2,622,251 ADRs representing 3,277,813.75 ordinary shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,622,251 ADRs representing 3,277,813.75 ordinary shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OT Healthcare Fund I, LLC: Nichola Eliovits, Manager (09/24/2024)
Comment: OT Healthcare Fund I, LLC
By: OT Management, LLC, its Manager

By: Nichola Eliovits, Manager